Filed with the Securities and Exchange Commission on December 24, 2013

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 FOR AMERICAN
DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

JOINT STOCK COMPANY “AEROFLOT – RUSSIAN
AIRLINES”

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer’s name into English)

Russian Federation

(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS

(Exact name of depositary as specified in its charter )

60 Wall Street

New York, New York 10005

(212) 250-9100

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Joint Stock Company “Aeroflot – Russian Airlines”

10 Rockefeller Plaza, Suite 1015

New York, New York 10020

(212) 944-2300

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Deutsche Bank Trust Company Americas

60 Wall Street

New York, New York 10005

(212) 250-9100

It is proposed that this filing become effective under Rule 466:	☐	immediately upon filing.
	☐	on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box:  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing 5 Ordinary Shares of Joint Stock Company “Aeroflot — Russian Airlines”	500,000,000	$0.05	25,000,000	$3,220.00

* Each unit represents one American Depositary Share.

** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I — INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt, included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to this Registration Statement and incorporated herein by reference.

Item 1.   Description of Securities To Be Registered.

CROSS REFERENCE SHEET

Item Number and Caption	Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1. Name of depositary and address of its principal executive office	Face of Receipt, Introductory article and bottom center

2. Title of Receipts and identity of deposited securities	Face of Receipt, Top center

Terms of Deposit:

(i) The amount of deposited securities represented by one American Depositary Share	Face of Receipt, Upper right corner

(ii) The procedure for voting, if any, the deposited securities	Paragraph (17)

(iii) The collection and distribution of dividends	Paragraph (15)

(iv) The transmission of notices, reports and proxy soliciting material	Paragraphs (14), (16) and (17)

(v) The sale or exercise of rights	Paragraphs (2), (6), (15), (18) and (23)

(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (15) and (18)

(vii) Amendment, extension or termination of the deposit arrangements	Paragraphs (22) and (23) (no provision for extensions)

(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Paragraph (14)

(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (2), (3) and (4)

(x) Limitation upon the liability of the depositary	Paragraphs (6), (10), (17), (18), (19), (20) and (23)

3. Fees and charges which may be imposed directly or indirectly against holders of Receipts	Paragraph (9)

Item 2.  Available Information.

(a) As set forth in Paragraph (14) of the Form of Receipt, as of the date of the Deposit Agreement, Joint Stock Company “Aeroflot — Russian Airlines” (the “Company”) publishes information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Securities Exchange Act of 1934 on its Internet Web site ( http://www.aeroflot.ru/cms/en ) or through an electronic information delivery system generally available to the public in its primary trading market. Should the Company become subject to the periodic reporting or other informational requirements under the Securities Exchange Act of 1934, it will be required in accordance therewith to file reports and other information with the Securities and Exchange Commission. The Depositary does not assume any duty to determine if the Company is complying with the current requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934 or to take any action if the Company is not complying with those requirements.

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. Exhibits.

(a)                                 1.  Form of Deposit Agreement by and among Joint Stock Company “Aeroflot - Russian Airlines”, Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto). — Filed herewith as Exhibit (a1).

2.  Form of Supplemental Agreement to the Deposit Agreement by and among Joint Stock Company “Aeroflot - Russian Airlines”, the Depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder. — Filed herewith as Exhibit (a2).

(b)                               Any other agreement, to which the depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented thereby. — Not Applicable.

(c)                                Every material contract relating to the deposited securities between the depositary and the issuer of the deposited securities in effect at any time within the last three years. — Not Applicable.

(d)                               Opinion of counsel to the Depositary as to the legality of the securities being registered. — Filed herewith as Exhibit (d).

(e)                                Certification under Rule 466. — Not Applicable.

(f)                                 Powers of Attorney for certain officers and directors and the authorized representative of the Company. — Set forth on the signature pages hereto.

Item 4.  Undertakings.

(a)                               The Depositary hereby undertakes to make available at the principal office of the depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b)                               If the amounts of fees charged are not disclosed in the prospectus, the depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, by and among Joint Stock Company “Aeroflot - Russian Airlines”, Deutsche Bank Trust Company Americas, as depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 24, 2013.

Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing five ordinary shares of Joint Stock Company “Aeroflot - Russian Airlines”

Deutsche Bank Trust Company Americas, solely in its capacity as Depositary

By:	/s/ James Kelly
Name: James Kelly
Title: Vice President

By:	/s/ Chris Konopelko
Name: Chris Konopelko
Title: Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Joint Stock Company “Aeroflot - Russian Airlines” certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Moscow, Russia on December 24, 2013.

Joint Stock Company “Aeroflot - Russian Airlines”

By:	/s/ Saveliev Vitaly Gennadievich
Name: Saveliev Vitaly Gennadievich
Title: General Director (Chief Executive Officer)

Know all persons by these present that each officer or director whose signature appears below constitutes and appoints Dmitriy Saprykin, Deputy General Director — Sales and Property Issues Director, and Shamil Kurmashov, Deputy General Director for Finance and Network and Revenue Management, and each of them severally, his or her true lawful attorneys-in-fact and agents with full and several power of substitution and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, supplements to this Registration Statement on Form F-6, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each of said attorneys-in-fact and agents full power and authority to do and perform in his or her name and on his and her behalf each and every act which such attorneys, or any of them, may deem necessary or desirable to be done in connection therewith, and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as they or he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated on December 24, 2013.

Signatures	Capacity

/s/ Androsov Kirill Gennadievich	Chairman
Androsov Kirill Gennadievich

/s/ Saveliev Vitaly Gennadievich	General Director (Chief Executive Officer)
Saveliev Vitaly Gennadievich

/s/ Alekseev Mikhail Yurievich	Director
Alekseev Mikhail Yurievich

/s/ Germanovich Aleksey Andreevich	Director
Germanovich Aleksey Andreevich

/s/ Kogan Igor Vladimirovich	Director
Kogan Igor Vladimirovich

/s/ Manasov Marlen Djeraldovich	Director
Manasov Marlen Djeraldovich

/s/ Lozhevsky Igor Arnoldovich	Director
Lozhevsky Igor Arnoldovich

/s/ Pakhomov Roman Viktorovich	Director
Pakhomov Roman Viktorovich

/s/ Saprykin Dmitriy Petrovich	Director
Saprykin Dmitriy Petrovich

/s/ Saveliev Vitaly Gennadievich	Director
Saveliev Vitaly Gennadievich

/s/ Sidorov Vasiliy Vasilievich	Director
Sidorov Vasiliy Vasilievich

Director
Chemezov Sergey Viktorovich

/s/ Kurmashov Shamil Ravilievich	Deputy General Director for Finance and Network and Revenue
Kurmashov Shamil Ravilievich	Management (Chief Financial Officer)

/s/ Trusov Andrey Pavlovich	Chief Accountant
Trusov Andrey Pavlovich

/s/ Novokshonov Andrey Vyacheslavovich	Authorized Representative in the United States
Novokshonov Andrey Vyacheslavovich
General Representative of the Company in the United States

INDEX TO EXHIBITS

Exhibit Number

(a1) Form of Deposit Agreement

(a2) Form of Supplemental Agreement to the Deposit Agreement

(d) Opinion of counsel to the Depositary